UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Acacia Research Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

003881307

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,123,595
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,123,595
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,048,368
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

33,048,368
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,048,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,112,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,112,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,112,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,545,169
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,545,169
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,545,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,545,169
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,545,169
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,545,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,361,798
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,361,798
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,361,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,361,798
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,361,798
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,361,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,906,967
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,906,967
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,906,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,664,889
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,664,889
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,664,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,123,595
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,123,595
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,123,595
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,123,595
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		61,123,595
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

61,123,595
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		61,123,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

61,123,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		61,123,595
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

61,123,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,123,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.2%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		45,394
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

45,394
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 003881307

1	NAME OF REPORTING PERSON

JONATHAN SAGAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		189,227
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

189,227
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 003881307

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account were purchased with working capital pursuant to the terms of the various agreements entered into with the Issuer, as further described in Item 4 below.

The aggregate purchase price of 33,048,368 Shares beneficially owned by Starboard V&O Fund is approximately $128,736,762, excluding brokerage commissions. The aggregate purchase price of the 6,112,360 Shares beneficially owned by Starboard S LLC is approximately $23,810,114, excluding brokerage commissions. The aggregate purchase price of the 3,545,169 Shares beneficially owned by Starboard C LP is approximately $13,809,867, excluding brokerage commissions. The aggregate purchase price of the 3,361,798 Shares beneficially owned by Starboard L Master is approximately $13,095,563, excluding brokerage commissions. The aggregate purchase price of the 4,664,889 Shares beneficially owned by Starboard X Master is approximately $18,171,626, excluding brokerage commissions. The aggregate purchase price of the 10,391,011 Shares held in the Starboard Value LP Account is approximately $40,477,190, excluding brokerage commissions.

The 45,394 Shares beneficially owned directly by Mr. Molinelli were awarded to him in his capacity as a director of the Issuer. 164,892 of the Shares beneficially owned directly by Mr. Sagal were awarded to him in his capacity as a director of the Issuer. 24,335 of the Shares beneficially owned directly by Mr. Sagal were purchased with personal funds in connection with Mr. Sagal’s exercise of certain subscriptions rights in connection with the Public Rights Offering (as defined and described in Item 4 of Amendment No. 1 to the Schedule 13D). The aggregate purchase price of the 24,335 Shares beneficially owned by Mr. Sagal pursuant to his exercise of subscription rights in the Public Rights Offering is $127,759.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on October 30, 2022, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with the Issuer, pursuant to which, among other things, Starboard and the Issuer agreed to enter into a series of transactions to restructure Starboard’s existing investments in the Issuer.

As contemplated by the Recapitalization Agreement, on June 30, 2023, the Issuer filed its Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”), which was previously approved by the Issuer’s stockholders at the Issuer’s annual meeting of stockholders held on May 16, 2023, to remove the 4.89% blocker provision contained therein. In accordance with the terms of the Certificate of Designations and the Recapitalization Agreement, on July 13, 2023, Starboard converted an aggregate amount of 350,000 shares of Series A Convertible Preferred Stock into 9,616,746 Shares, including 27,704 Shares issued in respect of accrued and unpaid dividends.

18

CUSIP No. 003881307

Further to the terms of the Recapitalization Agreement and in accordance with the terms of the Issuer’s Series B Warrants (the “Series B Warrants”), on July 13, 2023, Starboard also irrevocably exercised 31,506,849 of the Series B Warrants through a combination of a “Note Cancellation” and a “Limited Cash Exercise” (each as defined in the Series B Warrants), as determined by Starboard, for an aggregate total of 31,506,849 Shares (the “Series B Warrants Exercise”). Pursuant to the Series B Warrants Exercise, the Issuer cancelled $60 million aggregate principal amount of senior secured notes held by Starboard and received aggregate gross proceeds of approximately $55 million.

The foregoing description of the Certificate of Designations is qualified in its entirety by reference to the full text of the Certificate of Designations, which is included as Appendix A to the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2023, and included as Exhibit 99.1 hereto.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 99,886,322 Shares outstanding, as of July 13, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on July 17, 2023, Starboard V&O Fund beneficially owned 33,048,368 Shares.

Percentage: Approximately 33.1%

(b)	1. Sole power to vote or direct vote: 33,048,368
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,048,368
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on July 17, 2023, Starboard S LLC beneficially owned 6,112,360 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 6,112,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,112,360
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 003881307

C.	Starboard C LP
(a)	As of the close of business on July 17, 2023, Starboard C LP beneficially owned 3,545,169 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 3,545,169
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,545,169
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 3,545,169 Shares owned by Starboard C LP.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 3,545,169
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,545,169
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on July 17, 2023, Starboard L Master beneficially owned 3,361,798 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 3,361,798
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,361,798
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 3,361,798 Shares owned by Starboard L Master.

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Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 3,361,798
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,361,798
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 3,545,169 Shares owned by Starboard C LP and (ii) 3,361,798 Shares owned by Starboard L Master.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,906,967
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,906,967
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on July 17, 2023, Starboard X Master beneficially owned 4,664,889 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 4,664,889
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,664,889
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on July 17, 2023, 10,391,011 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 33,048,368 Shares owned by Starboard V&O Fund, (ii) 6,112,360 Shares owned by Starboard S LLC, (iii) 3,545,169 Shares owned by Starboard C LP, (iv) 3,361,798 Shares owned by Starboard L Master, (v) 4,664,889 Shares owned by Starboard X Master and (vi) 10,391,011 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 61.2%

(b)	1. Sole power to vote or direct vote: 61,123,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 61,123,595
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 33,048,368 Shares owned by Starboard V&O Fund, (ii) 6,112,360 Shares owned by Starboard S LLC, (iii) 3,545,169 Shares owned by Starboard C LP, (iv) 3,361,798 Shares owned by Starboard L Master, (v) 4,664,889 Shares owned by Starboard X Master and (vi) 10,391,011 Shares held in the Starboard Value LP Account.

Percentage: Approximately 61.2%

(b)	1. Sole power to vote or direct vote: 61,123,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 61,123,595
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 33,048,368 Shares owned by Starboard V&O Fund, (ii) 6,112,360 Shares owned by Starboard S LLC, (iii) 3,545,169 Shares owned by Starboard C LP, (iv) 3,361,798 Shares owned by Starboard L Master, (v) 4,664,889 Shares owned by Starboard X Master and (vi) 10,391,011 Shares held in the Starboard Value LP Account.

Percentage: Approximately 61.2%

(b)	1. Sole power to vote or direct vote: 61,123,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 61,123,595
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 003881307

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 33,048,368 Shares owned by Starboard V&O Fund, (ii) 6,112,360 Shares owned by Starboard S LLC, (iii) 3,545,169 Shares owned by Starboard C LP, (iv) 3,361,798 Shares owned by Starboard L Master, (v) 4,664,889 Shares owned by Starboard X Master and (vi) 10,391,011 Shares held in the Starboard Value LP Account.

Percentage: Approximately 61.2%

(b)	1. Sole power to vote or direct vote: 61,123,595
2. Shared power to vote or direct vote: 0s
3. Sole power to dispose or direct the disposition: 61,123,595
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 33,048,368 Shares owned by Starboard V&O Fund, (ii) 6,112,360 Shares owned by Starboard S LLC, (iii) 3,545,169 Shares owned by Starboard C LP, (iv) 3,361,798 Shares owned by Starboard L Master, (v) 4,664,889 Shares owned by Starboard X Master and (vi) 10,391,011 Shares held in the Starboard Value LP Account.

Percentage: Approximately 61.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 61,123,595
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 61,123,595

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 003881307

N.	Mr. Molinelli
(a)	As of the close of business on July 17, 2023, Mr. Molinelli beneficially owned 45,394 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 45,394
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 45,394
4. Shared power to dispose or direct the disposition: 0

(c)	Other than a certain award granted to Mr. Molinelli by the Issuer in connection with his service on the Board, which is set forth in Schedule A and is incorporated herein by reference, Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Sagal
(a)	As of the close of business on July 17, 2023, Mr. Sagal beneficially owned 189,227 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 189,227
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 189,227
4. Shared power to dispose or direct the disposition: 0

(c)	Other than certain awards granted to Mr. Sagal by the Issuer in connection with his service on the Board, which are set forth in Schedule A and are incorporated herein by reference, Mr. Sagal has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Amended and Restated Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Appendix A to the Issuer’s Definitive Proxy Statement, filed with the SEC on April 17, 2023).

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CUSIP No. 003881307

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Gavin T. Molinelli and Jonathan Sagal

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CUSIP No. 003881307

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Acquired/(Disposed)	Price ($)	Date of Acquisition/Disposition

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Acquisition of Common Stock*	17,035,140	3.6500	07/13/2023
Acquisition of Common Stock#	5,199,608	3.6500	07/13/2023

STARBOARD VALUE AND OPPORTUNITY S LLC

Acquisition of Common Stock*	3,150,685	3.6500	07/13/2023
Acquisition of Common Stock#	961,675	3.6500	07/13/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Acquisition of Common Stock*	1,827,397	3.6500	07/13/2023
Acquisition of Common Stock#	557,772	3.6500	07/13/2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Acquisition of Common Stock*	1,732,877	3.6500	07/13/2023
Acquisition of Common Stock#	528,921	3.6500	07/13/2023

STARBOARD X MASTER FUND LTD

Acquisition of Common Stock*	2,404,586	3.6500	07/13/2023
Acquisition of Common Stock#	733,923	3.6500	07/13/2023

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Acquisition of Common Stock*	5,356,164	3.6500	07/13/2023
Acquisition of Common Stock#	1,634,847	3.6500	07/13/2023

CUSIP No. 003881307

JONATHAN SAGAL

Award of Director Restricted Stock Unit^	30,534	0.0000	05/26/2023
Acquisition of Common Stock+	10,814	3.9300	05/26/2023

GAVIN T. MOLINELLI

Award of Director Restricted Stock Unit^	30,534	0.0000	05/26/2023

____________________________

* Represents the exercise of Series B Warrants pursuant to the terms of the Recapitalization Agreement and Series B Warrants, as further described in Item 4.

# Represents the conversion of Series A Convertible Preferred Stock pursuant to the terms of the Recapitalization Agreement and Certificate of Designations, as further described in Item 4.

^ Awarded by the Issuer in connection with service as a director of the Issuer, which will vest on the first anniversary of the grant date.

+ Awarded by the Issuer in lieu of quarterly retainer fees payable for Mr. Sagal’s service as a director of the Issuer.